                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                Amendment No. 1

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              Vertrue Incorporated
                             (Formerly MemberWorks
                                 Incorporated)
                       (Name of Subject Company (Issuer))

                              Vertrue Incorporated
                             (Formerly MemberWorks
                                 Incorporated)
                       (Name of Filing Person, the Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   586002 107
                      (CUSIP Number of Class of Securities)

                           --------------------------

                            GEORGE W. M. THOMAS, ESQ.
                              VERTRUE INCORPORATED
                        680 WASHINGTON BLVD., SUITE 1100
                           STAMFORD, CONNECTICUT 06901
                                 (203) 324-7635
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                    COPY TO:
                             STEPHEN T. GIOVE, ESQ.
                             SHEARMAN & STERLING LLP
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

                           --------------------------

                            CALCULATION OF FILING FEE

         Transaction valuation*                    Amount of filing fee
         ----------------------                    --------------------
              $17,500,000                               $2,217.25

-------------
* Calculated solely for purposes of determining the filing fee. This calculation assumes the purchase of 500,000 of common stock of MemberWorks Incorporated, par value $0.01 per share, at the maximum tender offer purchase price of $35.00 per share in cash.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,217.25
Form or Registration No.: Schedule TO
Filing Party: MemberWorks Incorporated
Date Filed: November 15, 2004

            [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ] third party tender offer subject to Rule 14d-1.
      [X] issuer tender offer subject to Rule 13e-4.
      [ ] going private transaction subject to Rule 13e-3.
      [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]


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
This Amendment No. 1 amends and supplements the tender offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 15, 2004 (the "Schedule TO") relating to the issuer tender offer of MemberWorks Incorporated, a Delaware corporation ("MemberWorks"), to purchase up to 500,000 shares of its common stock, $0.01 par value per share. When the Schedule TO was filed on November 15, 2004, the Company's name was MemberWorks Incorporated. The tender offer was also commenced on this date. On November 18, 2004, upon shareholder approval, the Company changed its name to Vertrue Incorporated. Therefore, all references in this Amendment No. 1, the attached Offer to Purchase, Letter of Transmittal, the Direction Forms to Participants in the MemberWorks Incorporated 401(k) Profit Sharing Plan and Employee Stock Purchase Plan and all related documents to "the Company", "MemberWorks", "we" or "us" refer to Vertrue Incorporated. The Company is offering to purchase these shares at a price not greater than $35.00 nor less than $30.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2004, (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This tender offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and related Letter of Transmittal originally filed as Exhibits (a)(1)(i) and (a)(1)(ii) respectively, to the Schedule TO and the Direction Forms to Participants in the MemberWorks Incorporated 401(k) Profit Sharing Plan and Employee Stock Purchase Plan originally filed as Exhibits (a)(1)(vi) and (a)(1)(vii) respectively, to the Schedule TO are hereby amended to the extent specifically provided herein, such amendments being incorporated herein by reference in response to Items 1-11 of this Amendment No. 1 and are filed as Exhibits (a)(1)(i), (a)(1)(ii), (a)(1)(vi) and (a)(1)(vii). This Amendment No. 1 is filed to incorporate revisions made to the Offer to Purchase, Letter of Transmittal and the Direction Forms to Participants in the MemberWorks Incorporated 401(k) Profit Sharing Plan and Employee Stock Purchase Plan.

Items 1-11.

1. The eighth sentence in the paragraph entitled "What will the purchase price for the shares be and what will be the form of payment?" on page 3 of the Offer to Purchase is amended to delete the phrase "as soon as practicable" and substituting the word "promptly."

2. The following sentence in the first paragraph of the Section entitled "Forward-Looking Statements" on page 8 of the Offer to Purchase is deleted in its entirety: "These forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

3. The sixth sentence in the fourth full paragraph of the Section entitled "The Tender Offer -- Number of Shares; Priority of Purchases; Proration" on page 10 of the Offer to Purchase is amended to delete the phrase "as soon as practicable" and substituting the word "promptly."

4. The last sentence of the first paragraph of the Section entitled "The Tender Offer -- Conditions to the Tender Offer" on page 20 of the Offer to Purchase is amended to delete the following language: "(including any action or omission to act by us).

5. The language: ", as described in Section 9 of this Offer to Purchase" is to be inserted in the following places:

    a. Paragraph (a)(ii) under the Section entitled "The Tender Offer -- Conditions to the Tender Offer" on page 20 of the Offer to Purchase;

    b. Paragraph (b)(iii) under the Section entitled "The Tender Offer -- Conditions to the Tender Offer" on page 20 of the Offer to Purchase;

    c. Paragraph (c)(v) under the Section entitled "The Tender Offer -- Conditions to the Tender Offer" on page 20 of the Offer to Purchase

    d. Paragraph (f) under the Section entitled "The Tender Offer -- Conditions to the Tender Offer" on page 20 of the Offer to Purchase

6. The following portion of the last full paragraph of the Section entitled "The Tender Offer -- Information Concerning MemberWorks" on page 25 of the Offer to Purchase is deleted: "and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K), subsequent to the date of this Offer to Purchase and prior to the termination of the offer. The documents we incorporate by reference are:".

7. The following sentence under the Section "Note: Signatures Must be Provided on Page 11 Please Read the Accompanying Instructions Carefully" on page 6 of the Letter of Transmittal is deleted in its entirety: "4. the undersigned has read and agrees to all of the terms of the tender offer" and has been substituted by the following paragraph: "Please note that MemberWorks rescinds the prior language contained in representation number four. MemberWorks no longer requires the undersigned to covenant, represent and warrant to MemberWorks that the undersigned has read the terms of the tender offer."

8. The following sentence under the Section entitled "Conditional Tender" on page 2 of the Direction Form to the Participants in MemberWorks Incorporated 401(k) Profit Sharing Plan is deleted in its entirety: "I have read and understand the Offer to Purchase and the related Letter of Transmittal and the Letter to 401(k) Plan Participants and I agree to be bound by the terms of the tender offer."

9. The following sentence under the Section entitled "Conditional Tender" on page 2 of the Direction Form to the Participants in MemberWorks Incorporated Employee Stock Purchase Plan is deleted in its entirety: "I have read and understand the Offer to Purchase and the related Letter of Transmittal and the Letter to ESPP Participants and I agree to be bound by the terms of the tender offer."

Item 12. Exhibits.


Exhibit           Description
-------           -----------
(a)(1)(i)         Offer to Purchase.

(a)(1)(ii)        Letter of Transmittal.

(a)(1)(iii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(iv)        Notice of Guaranteed Delivery.*

(a)(1)(v) Instruction form for shares held by brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(1)(vi)        Letter from Bankers Trust Co., NA to the Participants in the
                  MemberWorks Incorporated 401(k) Profit Sharing Plan with
                  Direction Form.

(a)(1)(vii)       Letter from Computershare Trust Company Incorporated to the
                  Participants in the MemberWorks Incorporated Employee Stock
                  Purchase Plan with Direction Form.

(a)(1)(viii)      Notice from MemberWorks Incorporated to Holders of Vested
                  Stock Options.*

(a)(2)            None.

(a)(3)            None.

(a)(4)            None.

(a)(5)(i) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(5)(ii) Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*

(d)(i)            1995 Non-Employee Directors' Stock Option Plan. (filed as
                  Exhibit 10.3 to the Company's Registration Statement on Form
                  S-1, Registration No. 333-10541, filed on October 18, 1996)

(d)(ii)           1995 Executive Officers Stock Option Plan. (filed as Exhibit
                  10.2 to the Company's Registration Statement on Form S-1,
                  Registration No. 333 - 10541, filed on October 18, 1996)

(d)(iii)          1996 Stock Option Plan. (filed as Exhibit 10.4 to the
                  Company's Registration Statement on Form S-1, Registration No.
                  333-10541, filed on October 18, 1996)

* Filed previously with Schedule TO on November 15, 2004

Item 13. Information Required by Schedule 13E-3.

Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2004

                                   VERTRUE INCORPORATED


                                   By: /s/ George W. M. Thomas
                                       -----------------------------------------
                                   Name: George W. M. Thomas
                                   Title: Senior Vice President, General Counsel


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